SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                          CHESAPEAKE ENERGY CORPORATION
                                (Name of Issuer)

                  6.75% Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)

                                   165167 50 3
                                 (CUSIP Number)

                              Shannon Self, Esquire
                           Commercial Law Group, P.C.
                               2725 Oklahoma Tower
                                 210 Park Avenue
                          Oklahoma City, Oklahoma 73102
                                 (405) 232-3001
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 16, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16517 50 3


   (1)  Names of Reporting Persons, I.R.S. Identification   Aubrey K. McClendon
        Nos. of Above Persons (entities only)

   (2)  Check the Appropriate Box if a Member of a Group              (a)  [  ]
        (See Instructions)                                            (b)  [  ]

   (3)  SEC Use Only

   (4)  Source of Funds (See Instructions)                                   PF

   (5)  Check if Disclosure of Legal Proceedings is Required               [  ]
        Pursuant to Items 2(d) or 2(e)

   (6)  Citizenship or Place of Organization                                USA

        ------------------------------------------------------

Number of Shares     (7)   Sole Voting Power                            211,500

Beneficially Owned   (8)   Shared Voting Power                                0

By Each Reporting    (9)   Sole Disposition                             211,500

Person With:        (10)  Shared Dispositive Power                            0


  (11)  Aggregate Amount Beneficially Owned by Each                     211,500
        Reporting Person

  (12)  Check if the Aggregate Amount in Row (11) Excludes                  [x]
        Certain Shares (See Instructions)

  (13)  Percent of Class Represented by Amount in Row (11)                7.05%

  (14)  Type of Reporting Person (See Instructions)                          IN

CUSIP NO. 16517 50 3


   (1)  Names of Reporting Persons, I.R.S. Identification           Tom L. Ward
        Nos. of Above Persons (entities only)

   (2)  Check the Appropriate Box if a Member of a Group              (a)  [  ]
        (See Instructions)                                            (b)  [  ]

   (3)  SEC Use Only

   (4)  Source of Funds (See Instructions)                                   PF

   (5)  Check if Disclosure of Legal Proceedings is                        [  ]
        Required Pursuant to Items 2(d) or 2(e)

   (6)  Citizenship or Place of Organization                                USA

        --------------------------------------------------------

Number of Shares     (7)   Sole Voting Power                            211,500

Beneficially Owned   (8)   Shared Voting Power                                0

By Each Reporting    (9)   Sole Disposition                             211,500

Person With:        (10)  Shared Dispositive Power                            0


  (11)  Aggregate Amount Beneficially Owned by Each                     211,500
        Reporting Person

  (12)  Check if the Aggregate Amount in Row (11)                           [x]
        Excludes Certain Shares (See Instructions)

  (13)  Percent of Class Represented by Amount in Row (11)                7.05%

  (14)  Type of Reporting Person (See Instructions)                          IN

CUSIP NO. 16517 50 3


                              Preliminary Statement

Mr. McClendon and Mr. Ward are referred to herein as the "Reporting Persons". Mr. McClendon and Mr. Ward each disclaim beneficial ownership of the shares held by the other Reporting Person.

Item 1.  Security and Issuer.
         --------------------

         This Schedule 13D relates to the 6.75% Cumulative Convertible Preferred Stock, par value $.01 per share and liquidation preference $50 per share (the "Preferred Stock"), of Chesapeake Energy Corporation, an Oklahoma corporation (the "Company") having its principal executive offices at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Each share of Preferred Stock is convertible into 6.4935 shares of the Company's Common Stock, par value $.01 per share (the "Common Stock").

Item 2.  Identity and Background.
         ------------------------

         (a)-(c)

         Aubrey K. McClendon
         -------------------

         Mr. McClendon is the Chairman of the Board and Chief Executive Officer of the Company, having a business address of 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The Company is engaged in oil and gas exploration and development.


         Tom L. Ward
         -----------

         Mr. Ward is the President and Chief Operating Officer of the Company, having a business address of 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The Company is engaged in oil and gas exploration and development.


         (d) During the past five (5) years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five (5) years, no Reporting Person has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which a Reporting Person is, or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Each Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Mr. McClendon and Mr. Ward have each acquired 211,500 shares of Preferred Stock through open market purchases using their own funds.


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


CUSIP NO. 16517 50 3


Item 4.  Purpose of Transaction.
         -----------------------

         Each of Mr. McClendon and Mr. Ward acquired the shares of Preferred Stock reported in this Schedule 13D for investment purposes and each presently intends to add to his Preferred Stock and common stock position, subject to availability and price of the shares. Although neither has a present intention to do so, in the future Mr. McClendon or Mr. Ward may dispose of any of the securities of the Company he owns. Mr. McClendon and Mr. Ward are each members of the Company's Board of Directors and as such may participate as a director in decisions by the Board of Directors enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. Other than Mr. McClendon's and Mr. Ward's participation on the Board of Directors and except as otherwise disclosed in this Item 4, none of the Reporting Persons has any present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         The aggregate percentage of shares of Preferred Stock reported as beneficially owned by each Reporting Person was computed based upon 2,998,000 shares of Preferred Stock outstanding.

         (a) The following table sets forth the aggregate number of shares of Preferred Stock and percentage of the class beneficially owned by the Reporting Persons:

                  Person               Amount       Percent
                  ------               ------       -------

             Aubrey K. McClendon      211,500       7.05%

             Tom L. Ward              211,500       7.05%
           ---------------------

CUSIP NO. 16517 50 3

         (b) The following table sets forth for each Reporting Person identified under paragraph (a), the number of shares of Preferred Stock as to which the person has (1) the sole power to vote or direct the voting,
         (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:


                                  Sole Voting and          Shared Voting and
             Person or Entity    Power of Disposition    Power of Disposition
             ----------------    --------------------    --------------------

           Aubrey K. McClendon          211,500                    0

           Tom L. Ward                  211,500                    0
          ---------------------

         (c) During the sixty days prior to the date of this Schedule 13D, the following transactions were effected in the Preferred Stock by each Reporting Person:

        ----------------- ---------------- -------------- ---------------------
                             McClendon          Ward            Price per
              Date             Shares          Shares        Preferred Share
        ----------------- ---------------- -------------- ---------------------
        ----------------- ---------------- -------------- ---------------------
             5/14/03           50,000           50,000         $72.12
        ----------------- ---------------- -------------- ---------------------
        ----------------- ---------------- -------------- ---------------------
             5/16/03              500              500         $73.51
        ----------------- ---------------- -------------- ---------------------
        ----------------- ---------------- -------------- ---------------------
             5/16/03           25,000           25,000         $73.99
        ----------------- ---------------- -------------- ---------------------
        ----------------- ---------------- -------------- ---------------------
             5/20/03           35,000           35,000         $73.63
        ----------------- ---------------- -------------- ---------------------
        ----------------- ---------------- -------------- ---------------------
             5/22/03           71,000           71,000         $77.72
        ----------------- ---------------- -------------- ---------------------
        ----------------- ---------------- -------------- ---------------------
             5/23/03           30,000           30,000         $77.64
        ----------------- ---------------- -------------- ---------------------


         (d) See Item 6, below.

         (e) Not applicable.

Item 6.  Contracts, Agreements, Underwritings or Relationships With Respect to
------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

         The shares covered by this Schedule 13D have been pledged as security for the performance of financial obligations each Reporting Person may have from time to time pursuant to energy trading transactions with Kaiser-Francis Oil Company. As a result, the shares may be subject to transfer if there is a default in the obligations secured by the parties' oral pledge agreement.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------

1. Joint Filing Agreement.

CUSIP NO. 16517 50 3

                                    SIGNATURE


                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   May 29, 2003.

                                             /s/ Aubrey K. McClendon
                                             ----------------------------------
                                             AUBREY K. McCLENDON, an individual



                                            /s/ Tom L. Ward
                                            -----------------------------------
                                            TOM L. WARD, an individual

                                INDEX TO EXHIBITS
                                -----------------

   Exhibit
     No.                Description                            Method of Filing
   -------              -----------                            ----------------

    99.1       Joint Filing Agreement             Filed herewith electronically



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